Exhibit 12
AIRGAS, INC.
COMPUTATION OF FINANCIAL RATIOS
(In thousands, except ratios)

											Three
											Months
											Ended
Ratio of Earnings to Fixed Charges	2005		2006		2007		2008		2009		6/30/09
EARNINGS COMPUTATION:

Add:
Pretax income from continuing operations before equity earnings and minority interest	$147,627		$208,037		$257,144		$370,762		$429,353		$89,132
Fixed charges	83,139		93,205		107,340		144,302		134,433		29,730

	$230,766		$301,242		$364,484		$515,064		$563,786		$118,862

Subtract:
Preferred dividend requirements of consolidated affiliate	(4,626)		(4,589)		(4,589)		(1,147)		—		—
Capitalized interest	—		—		(502)		(1,647)		(3,400)		(671)

Earnings for purposes of computation	$226,140		$296,653		$359,393		$512,270		$560,386		$118,191

FIXED CHARGES COMPUTATION:
Interest expense (1).	$57,547		$64,067		$76,227		$110,888		$101,279		$21,337
Estimate of the interest component of rent expense	20,966		24,549		26,524		32,267		33,154		$8,393

Preferred dividend requirements of consolidated affiliates (2)	4,626		4,589		4,589		1,147		—		—

Fixed charges for purposes of computation	$83,139		$93,205		$107,340		$144,302		$134,433		$29,730

RATIO OF EARNINGS TO FIXED CHARGES	2.72	X	3.18	X	3.35	X	3.55	X	4.17	X	3.98	X

(1)	Includes capitalized interest, amortization of capitalized financing costs and discount on trade receivable securitization.

(2)	Preferred stock of National Welders was converted to Airgas common stock on July 3, 2007.